SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.

(Amendment No.    )

SharpSpring, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

820054104

(CUSIP Number)

November 21, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 299 759 100

(1)	Names of Reporting Persons Evercel, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 519,000 shares of Common Stock

	(6)	Shared Voting Power 0

	(7)	Sole Dispositive Power 0 shares of Common Stock

	(8)	Shared Dispositive Power 519,000 shares of Common Stock

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 519,000 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9)
6.15% (based on 8,433,581 shares of the issuer’s common stock outstanding as of November 9, 2017, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed on November 13, 2017.)

(12)	Type of Reporting Person (See Instructions) CO

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CUSIP Number: Not Applicable.

(1)	Names of Reporting Persons Evercel Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0

	(6)	Shared Voting Power 519,000 shares of Common Stock

	(7)	Sole Dispositive Power 0 shares of Common Stock

	(8)	Shared Dispositive Power 519,000 shares of Common Stock

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 519,000 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9)
6.15% (based on 8,433,581 shares of the issuer’s common stock outstanding as of November 9, 2017, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed on November 13, 2017.)

(12)	Type of Reporting Person (See Instructions) OO

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CUSIP Number: Not Applicable.

(1)	Names of Reporting Persons Corona Park Investment Partners, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0

	(6)	Shared Voting Power 0

	(7)	Sole Dispositive Power 0

	(8)	Shared Dispositive Power 519,000 shares of Common Stock

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 519,000 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9)
6.15% (based on 8,433,581 shares of the issuer’s common stock outstanding as of November 9, 2017, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed on November 13, 2017.)

(12)	Type of Reporting Person (See Instructions) OO

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CUSIP Number: Not Applicable.

(1)	Names of Reporting Persons North Peak Capital GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0

	(6)	Shared Voting Power 0

	(7)	Sole Dispositive Power 0

	(8)	Shared Dispositive Power 519,000 shares of Common Stock

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 519,000 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9)
6.15% (based on 8,433,581 shares of the issuer’s common stock outstanding as of November 9, 2017, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed on November 13, 2017.)

(12)	Type of Reporting Person (See Instructions) OO

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CUSIP Number: Not Applicable.

(1)	Names of Reporting Persons North Peak Capital Partners, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 291,494 shares of Common Stock

	(6)	Shared Voting Power 0

	(7)	Sole Dispositive Power 291,494 shares of Common Stock

	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 291,494 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9)
3.46% (based on 8,433,581 shares of the issuer’s common stock outstanding as of November 9, 2017, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed on November 13, 2017.)

(12)	Type of Reporting Person (See Instructions) PN

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Item 1.

(a)	Name of Issuer SharpSpring, Inc. (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices 550 SW 2nd Avenue, Gainesville, FL 32601

Item 2 (a).

Name of Person Filing:

This Schedule 13G is being filed on behalf of Evercel Holdings LLC, a Delaware limited liability company (“Holdings”) and the members of Holdings, consisting of Evercel, Inc., a Delaware corporation (“Evercel”), North Peak Capital GP LLC, a Delaware limited liability company (“NPC”), North Peak Capital Partners, LP, a Delaware limited partnership (“NPCP”) and Corona Park Investment Partners, LLC, a Delaware limited liability company (“CPI”), together with Holdings, Evercel, NPC and NPCP, collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit I, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2 (b).

Address of Principal Business Office or, if none, Residence:

The principal business office of Holdings and Evercel is 228 Park Avenue South; Suite 90959, New York, NY 10003. The principal business office of CPI is 808 Broadway, New York, NY 10003. The principal business office of NPC and NPCP is 708 Third Avenue; New York, NY.

Item 2 (c).	Citizenship: Evercel and Holdings are Delaware corporations. NPC and CPI are Delaware limited liability companies.

Item 2 (d)	Title of Class of Securities Common Stock, par value $0.001per share

Item 2 (e)	CUSIP Number 820054104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

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(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 8,433,581 shares of the issuer’s common stock outstanding as of November 9, 2017, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed on November 13, 2017.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit I.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2017

EVERCEL, INC.

By:	/s/ Daniel Allen
Name:	Daniel Allen
Title:	President

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EXHIBIT INDEX

Exhibit No.	Description
Exhibit I	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

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